Mail Stop 3561

February 4, 2010

Charles C. Herlocher II
President
Global Condiments, Inc.
415 East Calder Way
State College, PA 16801

> **Re: Global Condiments, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 11, 2010**
> **File No. 333-164285**

Dear Mr. Herlocher:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Front Cover of Prospectus

1. We note your disclosure on the prospectus cover page that you do not plan to place funds in an escrow, trust, or similar account. Please revise the prospectus cover page to describe the effect of this on investors. Refer to Item 1 of Form S-1 and Item 501(b)(8) of Regulation S-K. Please make similar revisions under the heading "Risk Factors – The money we raise in this offering . . ." on page 8 and "Plan of Distribution" on page 11.

2. Please disclose that the investors will not be able to cancel their subscription agreements or receive a refund.

Prospectus Summary, page 4

Our Company, page 4

3. Please disclose in this section that your auditors have issued a going concern opinion.

Risk Factors, page 5

4. Please add a risk factor discussing any conflicts of interest that your sole officer and director may have as a result of his position and interests in Herlocher Foods, Inc.

Description of Business, page 12

5. You disclose that HFO is a wholly owned subsidiary of GLOBAL; however, it is unclear whether GLOBAL is an operating company or a holding company with no operations. Please revise to clarify.

6. Please revise the beginning of your discussion to include an explanation of your relationship to Herlocher Foods Inc. Disclose whether you are the sole distributor of Herlocher Foods Inc.'s products. Also briefly describe Herlocher Foods Inc.'s business and identify the owners and executive officers of this company. Please disclose that 100% of your products are purchased from Herlocher Foods Inc., and that it also provides you with office space, administrative support and management services. Describe the material terms of your agreements with Herlocher Foods Inc.

Management Discussion and Plan of Operations, page 16

General

7. According to your disclosure in the filing the company you consummated the reverse merger with, Herlocher Foods Online, LLC, has been in existence since 2007. Further it appears the accounting acquirer has had revenues in at least of the prior 2 years. Please revise your disclosure accordingly to remove the plan of operations disclosure as you are required to provide a discussion and analysis of financial condition and results of operations to comply with the requirements of Item 303(b) of Regulation S-B.

8. Revise your disclosure to provide a separate section on the type and nature of the critical accounting estimates you make each period along with a discussion of their variability and sensitivity to change each period. Discuss the factors that can cause fluctuations in the estimates and the judgments management is required to make that could have an impact on your results of operations. If you believe you have no critical accounting policies, please indicate so in your discussion. Refer to SEC Release No. 33-8350 issued in December 2003.

9. Please revise your disclosure to provide in a separately captioned section, any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on your financial condition. Your discussion should include all of the information that in now required by Item 303(c) of Regulation S-B. If there are none, please advise.

Capital Resources, page 17

10. Revise your disclosure of capital commitments to clarify if you anticipate using funds for any capital expenditures during the next twelve months given the funds being raised through the initial public offering. In this regard, you may want to expand what you mean by "…raise funds to expand its (your) business…" on page 16.

Interest of Management and Others in Certain Transactions, page 20

11. Please describe the basis on which Herlocher Foods, Inc. is a related party. Also identify the individual referred to in the fifth paragraph. See Item 404(a)(1) of Regulation S-K.

12. Please file your agreements with Herlocher Foods Inc. as exhibits to your registration statement.

13. Please provide the promoter and parent information required by Item 404(d)(2) and (3) of Regulation S-K.

Interim Unaudited Financial Statements

General

14. Where applicable, please revise your interim financial statements as of September 30, 2009 to comply with the comments issued on your audited financial statements.

Notes to Interim Consolidate Financial Statements

Note 1 – Nature of Activities and Significant Accounting Policies
Nature of Activities, History and Organization, page F-4

15. We note your disclosure regarding the formation of Global Condiments, Inc. and the recapitalization completed in connection with the reverse merger transaction with Herlocher Foods Online, LLC on September 17, 2009, a private operating company. However, it is not clear to us how you reflected the reverse merger transaction in the restated capital accounts to record the net assets of Herlocher Foods Online, LLC as a separate line item on the statements of changes in stockholders' equity as of September 30, 2009. Accordingly, please provide us a schedule that combines the balance sheets and statement of operations of Herlocher Foods Online, LLC and GCI prior to the reverse merger transaction. Please also explain to us if there were any expenses relating to the reverse merger and related recapitalization, who paid them and how they are reflected in the financial statements presented in the Form S-1. We may have further comment.

Notes to the Consolidated Financial Statements
Note 1 – Nature of Activities, History and Organization, page F-4

Fixed Assets, page F-15

16. Your consolidated balance Sheets as of December 31, 2008 and 2007 reports no fixed assets yet you have a policy description for fixed assets. Please revise your note disclosure to indicate, if true, that this is your proposed accounting policy upon acquisition of fixed assets.

Revenue Recognition, page F-15

17. We note you disclose that products are shipped FOB shipping point and risk of loss transfers to the customer at the time of shipment. Please explain to us the point of time when title to products sold passes. Please also clarify whether any products are shipped directly from your suppliers (drop ship) without you taking possession of the merchandise. We may have further comment.

Cost of Good Sold, page F-15

18. Please explain why you do not disclose on your consolidated balance sheets any inventory balance for products on hand or not yet shipped to the customer for any of the periods presented. If you do not hold inventory please explain your basis for presenting sales and costs of sales on a gross basis.

Note 4 – Financial Condition and Going Concern, page F-12

19. Please indicate whether private placements, bank loans or sales of stock are management's sole plans to alleviate the substantial doubt regarding your ability to continue as a going concern. If not, please identify the viability of other possible courses of action such as loans from management. If this is a reasonable possibility, please revise your disclosure to indicate if loans from management are a viable option to alleviate the substantial doubt to continue operating as a going concern as outlined in the Financial Codification of Auditing Standards Section 607.02. Refer also to Section 341.10 of the Financial Reporting Codification.

Part II
Undertakings, page 41

20. Please revise the language in the undertakings to conform to the exact language required by Item 512 of Regulation S-K.

Exhibits

21. Please refile your legal opinion as Exhibit 5 rather than Exhibit 11.1 and your consent of your auditors as Exhibit 23 rather than Exhibit 10.1.

Exhibit 4.1 – Subscription Agreement

22. Please tell us why the purchase price in paragraph 1 is $0.50 rather than $0.75, as reflected in the prospectus.

23. Please tell us why the language in the first sentence of paragraph 4, which requires the investor to certify that he/she "understands" that the shares have been registered under the Securities Act and under blue sky laws, is appropriate or delete this language.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Milwood Hobbs, Accountant, at (202) 551-3241 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Victor L. McCall, Esq.
        The McCall Law Firm, PC
        14275 Midway Road, Suite 220
        Addison, TX 75001